Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Compton Petroleum Announces Pricing of US$150 Million Senior Note
    Offering

    CALGARY, March 24 /CNW/ - Compton Petroleum Corporation ("Compton") (TSX
- CMT, NYSE - CMZ) announced today that it has priced an offering of US$150 million in aggregate principal amount of 7 5/8% Senior Notes due 2013 (the
"Notes") of Compton Petroleum Finance Corporation ("Compton Finance"), its
wholly-owned subsidiary, in a private offering under Rule 144A under the U.S.
Securities Act of 1933, as amended (the "Securities Act") and pursuant to applicable prospectus exemptions in Canada. The Notes will be issued under an indenture dated as of November 22, 2005 pursuant to which Compton Finance previously issued US$300,000,000 of 7 5/8% Senior Notes due 2013 (the
"Original 7 5/8% Notes"). The Notes will bear interest at an annual rate of
7 5/8% and will be guaranteed by Compton and all significant subsidiaries of
Compton, other than Compton Finance.
    Compton intends to use the net proceeds from the offering to repay a portion of its outstanding debt under its senior secured credit facilities.
The offering of the Notes is expected to close on or about April 4, 2006.
    The offering of Notes will not be registered under the Securities Act, and the Notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. The Notes issued in Canada pursuant to the private offering will be subject to an indefinite hold period in accordance with applicable securities laws.
    This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offering, solicitation or sale would be unlawful.

    About Compton Petroleum Corporation and Compton Petroleum Finance
    Corporation

    Compton is an Alberta-based independent public company actively engaged in the exploration, development and production of natural gas, natural gas liquids and crude oil in the Western Canadian Sedimentary Basin. Compton
Finance is a corporation incorporated under the laws of the Province of
Alberta, Canada and a wholly-owned subsidiary of Compton. Compton Finance has no independent operations and was formed solely for the purpose of issuing the
Original 7 5/8% Notes.

    Certain information regarding the Company contained herein constitutes forward-looking statements under the meaning of applicable securities laws, including the United States Private Securities Litigation Reform Act of 1995.
Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) use of net proceeds and (ii) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Company business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards and mechanical failures, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators. Compton may, as considered necessary in the circumstances, update or revise forward looking information, whether as a result of new information, future events, or otherwise. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.
    %SEDAR: 00003803E          %CIK: 0001043572

    /For further information: E.G. Sapieha, President & CEO, N.G. Knecht, VP
Finance & CFO, or C.M. King, Manager, Investor Relations. Telephone:
(403) 237-9400, Fax (403) 237-9410. Email:
investorinfo(at)comptonpetroleum.com/
    (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 14:30e 24-MAR-06